

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

March 6, 2007

Mr. Christopher M. Chipman
Chief Financial Officer
Capital Gold Corporation
76 Beaver Street, 26th Floor
New York, NY 10005

> **Re: Capital Gold Corporation**
> **Form 10-KSB for Fiscal Year Ended July 31, 2006**
> **Filed November 1, 2006**
> **File No. 0-13078**

Dear Mr. Chipman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended July 31, 2006

Liquidity and Capital Resources; Plans of Operations

February 2005 Private Placement, page 28

1.   We note your disclosure that indicates you will be paying liquidating damages
        associated with various shares and warrants issued in private placement
        transactions. It appears elsewhere in your document that you have issued similar
        instruments recently. Please tell us if you have considered the guidance contained
        in SFAS 133 and EITF Issue 00-19 in your accounting for these instruments.
        Refer also to a discussion of *Classification and Measurement of Warrants and
        Embedded Conversion Features in our Current Accounting and Disclosure Issues
        in the Division of Corporation Finance* which can be located at
        http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

Controls and Procedures, page 36

2.   Please modify your disclosure to refer, if true, to your annual report rather than
        your quarterly report.

Note 10 – Mining Concessions, page F-32

3.   It appears from your disclosure that you have begun the development of your
        mining project. It appears you have also posted reclamation bonds associated
        with your properties. Please tell us if you have recognized an amount associated
        with asset retirement obligations in your financial statements. Please refer to the
        guidance located in SFAS 143 for obligations of this nature.

Engineering Comments

Form 10 – K SB for the fiscal year ending June 30, 2006

Work to Date, pages 16, 17, and 18

4.   Please note statements of proven reserves may be combined with probable
        reserves only if the difference in the degree of assurance between these two
        classifications of reserves cannot be readily defined. Absent this condition and a
        statement to this effect, proven and probable reserves should be segregated and
        reported as separate quantities and grade. Revise all your disclosures accordingly
        and disclose the criteria you use to distinguish between the proven and probable
        reserves.
5.   The cutoff grade is a critical component used to evaluate the economic potential
        of the mineral property reserves. Please define your economic cutoff grade and

include this estimate with your ore reserve estimate, listing the appropriate operating costs and recovery parameters as footnotes. In establishing the cut-off grade, your calculation must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operating costs, and reasonable metal prices.

6.   The total ore reserve gold ounces recovered does not correspond to the amount listed in the SRK report of June 2006. Please explain this variance.

Work to Date, pages 20

7.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For each material property, include the following information:

- The details as to modernization and physical condition of any plant and equipment, including subsurface improvements and equipment.

- A description of the equipment, infrastructure, and other facilities. If no equipment or facilities exist on the property make a statement to that effect.

- The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Our Current Plans For the El Chanate Project, page 21

8.   Please discuss how the project will acquire sufficient electric power. Identify who will build the generation facilities or provide power from an electric cooperative. Please state an estimate of the cost to establish this reliable power supply and the duration of the construction.

9.   Please briefly describe your operating and environmental permitting processes to date. Please describe the major permits you have acquired and a timetable for acquisition of the remaining permits. You may also make a statement concerning the local community's perception of your project.

10.   Please make a clear statement within the filing that your existing water well provides sufficient water to meet all your anticipated water requirements and that you have reasonable expectations that an increase in your permitted pumping capacity will be approved shortly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3683, if you have questions regarding comments on the financial statements and related matters. You may contact

Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief